DC
No Act.
P.E. 12-18-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINAN[redacted]

03006066

January 23, 2003

John J. Jenkins
Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, OH 44114-2688

Act 1934
Section
Rule 14A-8
Public Availability 1-23-2003

Re: Avalon Holdings Corporation
Incoming letter dated December 18, 2002

Dear Mr. Jenkins:

This is in response to your letters dated December 18, 2002 and January 8, 2003 concerning the shareholder proposal submitted to Avalon by Jonathan P. Schwartz. We also have received a letter from the proponent dated December 31, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Jonathan P. Schwartz
68 Leonard Street – 2nd Floor
Belmont, MA 02478

CH
&G

CALFEE, HALTER & GRISWOLD LLP
ATTORNEYS AT LAW
Cleveland

Direct Dial No. 216/622-8507
email: jjenkins@calfee.com

December 18, 2002

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ***Avalon Holdings Corporation -- Securities Exchange Act of 1934, Rule 14a-8(i)(1); Rule 14a-8(i)(3); Rule 14a-8(i)(6) and Rule 14a-8(i)(7)***

Ladies and Gentlemen:

We are writing on behalf of Avalon Holdings Corporation, an Ohio corporation (the "Company") to request confirmation that the staff of the Division of Corporation Finance will not recommend any enforcement action if the Company excludes a shareholder proposal and related supporting statement submitted by Mr. Jonathan P. Schwartz from the proxy materials to be prepared for use with its 2003 Annual Meeting of Shareholders.

In accordance with Rule 14a-8(j), we are submitting six copies of this letter, which describes why the Company believes exclusion of Mr. Schwartz's proposal is proper. We are also sending a copy of this letter to Mr. Schwartz as notice of the Company's intention to omit the proposal. To the extent that any such reasons are based on matters of Ohio law, this letter also constitutes this firm's opinion with respect to such matters in accordance with Rule 14a-8(j).

The Company expects to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or after March 20, 2003. Accordingly, pursuant to Rule 14a-8(j)(1), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive proxy materials with the Commission.

The Proposal

The proposal reads as follows:

"RESOLVED, the shareholders of Avalon Holdings Corporation (the "Company") authorize and direct the Company's Board of Directors to retain an investment bank to solicit offers for the purchase of the Company's stock or assets, and that the Board of Directors, within 120 days from the date of the approval of this resolution, is directed to present the highest cash offer to purchase the Company's stock or assets to the shareholders for their acceptance or rejection of such offer."

A copy of the proposal and supporting statement are attached as Exhibit A to this letter. Mr. Schwartz's proposal and supporting statement are sometimes referred to collectively in this letter as the "Proposal."

Discussion of Bases for Exclusion

Rule 14a-8(i)(1) -- Improper Subject for Shareholder Action. A shareholder proposal may be omitted under Rule 14a-8(i)(1) if it is not a proper subject for action by shareholders under applicable law. The note to Rule 14a-8(i)(1) states that:

> Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

Consistent with the above-referenced language, the staff has long taken the position that a shareholder proposal directing a company's board of directors to take certain action is inconsistent with the discretionary authority granted to the board under state law and excludable from a company's proxy materials under Rule 14a-8(i)(1) and its predecessor rule. See, e.g., *Alaska Air Group, Inc.* (March 26, 2000); *Triarc Cos., Inc.*, (April 22, 1999); *Boeing Co.*, (Feb. 18, 1998); *Merchants Group, Inc.*, (Feb. 8, 1995)

The Company is incorporated under the laws of the State of Ohio. Like most other states, Ohio provides directors with broad discretionary authority to manage a corporation's business and affairs. Section 1701.59 of the Ohio General Corporation Law provides that "[e]xcept where the law, the articles or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." O.R.C. §1701.59(A). The Company's articles of incorporation and code of regulations contain similar language concerning the board's authority and do not reserve any power to manage the business of the Company to the shareholders. Ohio courts have interpreted this grant of authority broadly. See, e.g., *Grogan v. T.W. Grogan Co.*, 143 Ohio App. 3d 548, 561 (Cuyahoga Cty. 2001) ("the directors of the company speak for the company and exercise all of the authority of the company").

The Proposal purports to "direct the Company's Board of Directors to retain an investment bank to solicit offers for the purchase of the Company's stock or assets" and further directs the Board to "present the highest cash offer to purchase the Company's stock or assets to the shareholders for their acceptance or rejection..." The Proposal is a command. It is not cast as a request or recommendation. Because the Proposal mandates board action to solicit offers for the Company and to present the highest cash offer to shareholders, it would require the directors to abdicate their responsibilities and conflict with the discretionary power to manage the business and affairs of the Company expressly provided to them under the Ohio General Corporation Law. Similarly, the Proposal's command to the Board to present such an offer within 120 days directly conflicts with Section 1701.59(A), which provides that "[t]he selection of a time frame for the achievement of corporate goals shall be the responsibility of the directors." O.R.C. §1701.59(A). Accordingly, the Proposal is excludable from the Company's proxy materials under Rule 14a-8(i)(1).

Rule 14a-8(i)(6) -- Company Lacks Authority to Implement the Proposal. A company may exclude a shareholder proposal under Rule 14a-8(i)(6) if "the company would lack the power or authority to implement the proposal." In keeping with the language of this rule, the staff has consistently permitted companies to exclude proposals that ask them to perform tasks that they do not have the authority to perform. *Farmer Bros. Co.*, (October 15, 2002) (allowing a company to exclude a proposal mandating majority of independent directors as being beyond the power of the board to effectuate); *Putnam High Income Convertible and Bond Fund* (April 6, 2001) (allowing a company to exclude a proposal that unilaterally required the reduction of contractual advisor fees); *Sensar Corp.* (May 14, 2001) (allowing a company to exclude a proposal that could breach existing contractual obligations); *Whitman Corp.* (February 15, 2000) (allowing exclusion of a proposal unilaterally rescinding an existing agreement).

The Proposal is a classic example of just such a shareholder proposal. It calls for the Board to retain an investment bank to solicit offers for the Company, and to present the "highest cash offer" to the shareholders within 120 days of the resolution's adoption. While the Company has the authority to retain an investment banking firm to solicit buyers, the Company cannot assure that *any* offer for the Company's stock or assets-- much less the all-cash offer required by the Proposal-- would be received within the 120 day period mandated by the Proposal. While the Company can solicit offers to acquire its stock or assets, the ability to attract an interested buyer and the timing of any offer simply is beyond the Company's control.

Accordingly, the Company submits that the Proposal is excludable from its proxy materials under Rule 14a-8(i)(6), because the Company does not have the power or authority to implement it.

Rule 14a-8(i)(7) -- Ordinary Business Operations. Rule 14a-8(i)(7) allows a company to exclude from its proxy materials any shareholder proposal that "deals with a matter relating to the company's ordinary business operations." While the Proposal could encompass a merger or sale of substantially all of the Company's assets, it is by no means limited to those extraordinary corporate transactions. The staff has recently concurred in the exclusion of proposals dealing with both extraordinary transactions and ordinary business operations. *Virginia Capital Bancshares, Inc.* (January 16, 2001) (proposal to hire an investment banker to evaluate means to improve stock value, including a sale of the company excluded because it "appears in part to relate to non-extraordinary transactions"); *Sears, Roebuck and Co.* (February 7, 2000) (proposal requesting investment bank to be hired to sell "all or parts" of the company excluded because the proposal related in part to ordinary business operations) On its face, the Proposal speaks of soliciting "offers for the purchase of the Company's stock or assets." This language is broad, and encompasses not merely a "sale of the company" or similar extraordinary corporate transaction, but also various ordinary transactions that are within the Board's discretionary authority, such as a sale of less than substantially all of the Company's assets. Furthermore, when the Proposal is read in conjunction with its supporting statement, it becomes apparent that the Proposal is intended to reach even more mundane matters than this, such as the decision to retain an advisor to determine the value of the Company's business operations.

Indeed, the Proposal presents the staff with the exact opposite of the situation it confronted in *Temple-Inland, Inc.* (February 24, 1998). There, the staff denied no-action relief with respect to a proposal recommending that the board hire an investment banker "to explore all alternatives to enhance the value of the company, including, but not limited to, possible sale, merger or other transaction for any or all assets of the company." While the language of the resolution itself contemplated a general advisory role for the banker, in denying the company's no-action request, the staff focused on the language of the supporting statement, which explained that the investment banker should be retained to evaluate certain specified extraordinary corporate transactions. The staff noted "that the proposal, when read together with the supporting statement, appears to focus on possible extraordinary business transactions." See also, *Sears, Roebuck and Co.* (February 7, 2000), (noting that the staff has consistently looked to the entire proposal, including the supporting statement, in order to determine whether a proposal could be excluded under Rule 14-a(8)(i)(7)); *The Reader's Digest Association, Inc.* (August 18, 1998) (staff looked beyond the plain language of the actual proposal and concluded, based on language in the supporting statement, that a "sale of the company" proposal could be excluded as a matter relating to the ordinary business operations).

In contrast to the *Temple Inland* letter, the language of the supporting statement at issue here makes it clear that the Proposal is intended to address matters relating to the Company's ordinary business operations. The real intent of the Proposal is set forth in the final paragraph of the supporting statement in which the proponent states that, notwithstanding its language about soliciting offers for the Company's stock or assets, "[t]his proposal does not mandate a sale of the Company but proposes a reasonable process to determine the true market value of the Company and to give the shareholders the opportunity to determine the future course of the Company." In other words, the Proposal does not necessarily contemplate a sale or other extraordinary transaction, but the retention of an advisor to provide input concerning the value of the Company's operations to the directors and shareholders. The purpose of this exercise, in the words of the supporting statement, is to "focus [the Board's] attention on maximizing shareholder value..."

The decision to retain an advisor for such a purpose involves ordinary business concerns and is incident to the board's managerial powers under Ohio law. As previously noted, Section 1701.59 of the Ohio General Corporation law provides that except where the law or a corporation's charter documents require shareholders to act, "all of the power and authority of the corporation shall be exercised by or under the direction of its directors." Under Ohio law, shareholder approval is required to authorize extraordinary transactions, but not to retain a professional advisor. See, e.g., Section 1701.76 of the Ohio General Corporation Law (shareholder approval of the sale of "all, or substantially all," of the corporation's assets outside of the ordinary course of business) O.R.C. §1701.76(A) and Section 1701.78 of the Ohio General Corporation Law (shareholder approval of mergers involving the acquisition of the corporation) O.R.C. §1701.78(D).

When read with its supporting statement, and in light of the broad authority provided to directors under Ohio law, the Proposal is similar to those "mixed" proposals which the staff has allowed companies to exclude under Rule 14a-8(i)(7). See, e.g., *Lancer Corporation* (March 13, 2002) (proposal directing the board to hire a nationally prominent investment banking firm to develop an independent valuation of the company and to explore strategic alternatives); *Bowl America, Inc.* (Sept. 19, 2000) (proposal calling for the board to retain an investment banker to recommend ways to enhance shareholder value, including the consideration of specific alternatives including a sale or liquidation of the company excludable); *Marsh Supermarkets, Inc.* (May 8, 2000) (proposal recommending that the board engage an investment banker to explore all alternatives to enhance the value of the company excludable); *NACCO Industries, Inc.* (March 29, 2000) (proposal recommending that the board of directors engage the services of an investment banker to explore alternatives to enhancing shareholder value, including a possible sale, merger or other transaction for any or all of the company's assets excludable); *Bob Evans Farms, Inc.* (June 23, 1997) (proposal requesting that the board select a consulting firm to advise the board and management on the corporation's poor financial performance and provide recommendations for improvement excludable).

In light of the foregoing, the Company submits that the Proposal is excludable from its proxy materials under Rule 14a-8(i)(7), because it relates in part to the Company's ordinary business operations.

Rule 14a-8(i)(3) -- The Proposal is Vague and Indefinite. Rule 14a-8(i)(3) allows a company to exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules," including Rule 14a-9, which prohibits false or misleading statements in proxy materials.

The staff has long taken the position that Rule 14a-8(i)(3) permits a company to exclude a proposal from its proxy statement if the proposal is vague and indefinite. A proposal may be excluded if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" *International Business Machines Corporation* (December 20, 2001), citing *Joseph Schlitz Brewing Company* (March 21, 1977). Otherwise, "any resultant action by the corporation would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." *Joseph Schlitz Brewing Company* (March 21, 1977). See also *Exxon Corporation* (January 29, 1992); *American International Group, Inc.* (January 14, 1999); and *CCBT Bancorp, Inc.* (April 20, 1999).

The Proposal requires the Board of Directors to undertake actions that are impossible to implement without substantial interpretation by the Board itself. The Proposal calls upon the Board to solicit offers for the purchase of the Company's stock or assets. In the case of an asset sale, the Proposal is unclear as to whether the Board would be required to solicit offers for substantially all of the Company's assets, or if the sale of assets of one of the Company's business segments would be sufficient to satisfy the Proposal's requirements. In this case the Company's business segments are vastly different, ranging from a trucking company to a world-class golf course. Is the Board expected to find a single buyer willing to pay cash for both of these business segments, as well as the rest of the Company's business segments? The situation with respect to a stock transaction is even more perplexing. Does the Proposal mandate that the Board solicit a merger proposal? Does it require the board to solicit a tender offer? If so, must that offer be made for all outstanding shares? The Proposal also calls for the Board to present the "highest cash offer" to the shareholders within 120 days. How is the highest cash offer to be determined in the event of two offers, one of which is contingent on financing, but offers a higher nominal price than a competing proposal? How are the tax effects of competing stock and asset sales to be taken into account in determining which offer is the "highest cash offer"?

These interpretive issues make the Proposal so vague that shareholders voting on it would not be able to determine with any reasonable certainty exactly what actions the Proposal would require the Board of Directors to undertake. Therefore, the Proposal is so inherently vague as to be misleading and is excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) -- Portions of the Supporting Statement are False and Misleading. Rule 14a-8(i)(3) permits companies to exclude a proposal and supporting statement if "the proposal or supporting statement is contrary to any of the Commission's proxy rules ... prohibiting materially false or misleading statements in proxy soliciting materials." Note (b) to Rule 14a-9 states that "misleading" statements include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

Unfounded assertions and inflammatory statements representing a shareholder's unsubstantiated personal opinion have been routinely excluded under Rule 14a-8(i)(3) and its predecessor. See *Parkvale Financial Corporation,* (July 30, 1999) (statement that "management's poor judgement has been exposed" excludable under Rule 14a-8(i)(3)); *Philip Morris Companies Inc.*, (February 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); *Detroit Edison Co.,* (March 4, 1983) ("the tenor of the proposal, taken as a whole, ... that the Company has done something improper or illegal," without factual foundation, provided a basis for excluding the proposal under former Rule 14a-8(c)(3)).

The Proposal's supporting statement is replete with misleading statements and should be excluded in its entirety. Specifically, the following statements in the supporting statement are materially misleading:

- The supporting statement contains several claims that are misleading because they are stated as facts, while they are actually conclusory opinions lacking any factual basis. The third sentence of the supporting statement alleges that the Company's investments "have not produced results which justify the use of the Company's cash." The eleventh sentence claims that "[a]llocation of capital by the Company's board of directors has been very disappointing." These statements should be recast as the proponent's opinions or deleted.

- The supporting statement contains a number of unsupported claims relating to the value of the Company. The fourth sentence of the supporting statement is the proponent's unsupported assertion that, as a result of the Company's investments, "shareholder value has diminished." The tenth sentence of the supporting statement returns to the issue of value, and again contains the proponent's unsupported assertion that the Company has invested money in its businesses "without producing results which will maintain, let alone, increase, shareholder value." The twelfth sentence of the supporting statement sets forth the proponent's belief that the Board must focus on maximizing shareholder value "in order to preserve the diminished value that remains." The staff has long taken the position that statements about value in shareholder proposals are not appropriate where no basis or support is given for those statements. As long ago as 1980, the Commission observed that the use of valuation estimates is "only appropriate and consonant with Rule 14a-9...when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on projected realizable values." *Exchange Act Release No. 24-16833* (May 23, 1980). Consistent with this position, the staff has concurred in the exclusion of statements about value in supporting statements unless accompanied by disclosure of the basis for the valuation, the valuation methodology employed and any limitations or qualifications on the valuation. *Parkvale Financial Corporation*, (July 30, 1999); *Keystone Financial, Inc.* (March 15, 1999); *First Bell BanCorp, Inc.*, (January 28, 1999). Valuation estimates may be excluded even if expressed as opinions, when lacking in factual support. *Kiddie Products, Inc.* (February 9, 1989) (permitting the exclusion of portions of supporting statement making unsubstantiated value claims and noting that "such statements, even if couched as opinions, would be a violation of Rule 14a-9 absent factual supports.")

- Several allegations made in the supporting statement omit facts necessary to make those allegations not misleading. The sixth and seventh sentences of the supporting statement allege that the Company's "golf course produced only $184,000 in operating income during the strong, summer quarter ended September 30, 2002. It has not provided, and lacks visibility of providing, a return justifying this use of the Company's cash." The proponent's selective use of the golf segment's operating income for the third quarter of 2002 in support of his claims omits important facts necessary to make those statements not misleading. The proponent fails to state that, as disclosed in the Company's Form 10-Q for that quarter, operating income for the golf course improved by $303,000 over the third quarter of 2001 while revenues increased from $506,000 to $950,000 over that same period, and that significant improvements in revenues and operating income were realized over the first nine months of 2002 as well. Armed with this information, shareholders could make their own assessment about the golf segment's performance and the relative "visibility" of its potential returns. Similarly, characterization of the Proposal as an attempt at "maximizing shareholder value", as set forth in the twelfth sentence, is misleading because the proponent fails to disclose that by mandating an all-cash offer, the Proposal excludes consideration of potentially higher value all-stock or hybrid offers, and thus may not result in an offer that maximizes shareholder value.

- The ninth sentence of the proponent's supporting statement is inflammatory and lacking in any factual basis. The proponent claims that, based on the results of the investments it approved, the board appears to be a "rubber stamp" for the purported "agenda" of the Chairman. The proponent's statements represent unsupported accusations of breaches of fiduciary duty by the members of the Board, in that they allege improper conduct in approving the Company's investments. Similarly, the proponent's unsupported accusations concerning the Chairman's alleged "agenda" impugn his character and reputation. Baseless *ad hominems* such as these are precisely the type of misleading statements prohibited by Note (b) to Rule 14a-9.

Conclusion

Based upon the foregoing, the Company believes that it is appropriate to exclude the Proposal from its proxy materials for the 2003 Annual Meeting of Stockholders. Accordingly, the Company requests that the staff confirm that it will not recommend enforcement action if the Company omits the Proposal from those materials. If the staff disagrees with the Company's position that the Proposal may be excluded in its entirety, then in the alternative, the Company requests that the staff confirm that it will not recommend enforcement action if the portions of the supporting statement identified above are omitted from the Company's proxy materials for that meeting in accordance with Rule 14a-8(i)(3).

Should the staff disagree with the Company's positions, we would appreciate an opportunity to discuss its concerns with a member of the staff before a response to this letter is issued. If any additional information is required, please contact Jeffrey M. Grinstein, the Company's General Counsel at (330) 856-8000, or the undersigned at (216) 622-8507.

Very truly yours,

John J. Jenkins

cc: Jeffrey M. Grinstein, Esq.
Lisa R. Wallace, Esq.
Mr. Jonathan P. Schwartz

EXHIBIT A

Jonathan P. Schwartz
68 Leonard Street – 2nd Floor
Belmont, Massachusetts 02478

November 18, 2002

VIA FEDERAL EXPRESS

Mr. Jeffrey M. Grinstein
Secretary
Avalon Holdings Corporation
One American Way
Warren, OH 44484-5555

Re: Submission of Shareholder Proposal for 2003 Proxy Statement

Ladies and Gentlemen:

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, I hereby submit for presentation at the 2003 Annual Meeting of Shareholders (the "Meeting") of Avalon Holdings Corporation (the "Company") and inclusion in the proxy materials (i.e., the notice of meeting, proxy statement and proxy card) relating to the Meeting the following proposal and supporting statement:

Text of Shareholder Proposal:

"RESOLVED: That the shareholders of Avalon Holdings Corporation (the "Company") authorize and direct the Company's Board of Directors to retain an investment bank to solicit offers for the purchase of the Company's stock or assets, and that the Board of Directors, within 120 days from the date of the approval of this resolution, is directed to present the highest cash offer to purchase the Company's stock or assets to the shareholders for their acceptance or rejection of such offer."

Supporting Statement:

"According to publicly filed documents, on December 31, 1998, the Company had cash and cash equivalents of $22,274,000, equal to approximately $5.85 per share. On September 30, 2002, the Company's cash and cash equivalents (including non-current investments) had declined to $8,427,000. The investments the Company has made have not produced results which justify this use of cash. As a result, shareholder value has diminished. The Company has invested more than $10,700,000 in improvements to a golf course and clubhouse owned by the Company and to the Company's corporate headquarters. The golf course produced only $184,000 in operating income during the strong, summer quarter ended September 30, 2002. It has not provided, and lacks visibility of providing, a return justifying this use of Company cash. Corporate boards on which I have served have had stringent rate of return requirements for the approval of capital investments. Judging from results of the investments it has approved, Avalon Holding Corporation's board of directors appears to be a "rubber stamp" for the agenda of Mr. Ronald E. Klingle, the Company's Chairman and Chief Executive Officer since June 1998. Since December 31, 1998, the company has invested $18,480,000 (equal to approximately $4.85 per share) in its businesses without producing results which will maintain, let alone, increase, shareholder value. Allocation of capital by the Company's board of directors has been very disappointing. We believe it is essential that the board of directors focus its attention on maximizing shareholder value in order to preserve the diminished value that remains. We believe this can be accomplished with the assistance of an investment bank retained by the Company to solicit offers on behalf of the Company for the purchase of the Company's stock or assets. The highest cash offer would then be presented to Company's shareholders for their acceptance or rejection. This proposal does not mandate the sale of the Company, but proposes a reasonable process to determine the true market value of the Company and to give the shareholders the opportunity to determine the future course of the Company. Strong support for this proposal would send a signal to the board of directors that shareholders are dissatisfied with its performance. We urge you to vote FOR this proposal."

For Proxy Card:

"1. Authorize and direct Board of Directors to retain an investment bank to solicit offers for the Company's stock or assets and to present highest cash offer to shareholders within 120 days.

FOR [ ] AGAINST [ ] ABSTAIN [ ]"

I currently own 31,900 shares of Class A Common Stock of the Company, which have a market value of over $2,000. I hold these shares through my broker, Carr Securities Corp. I have included with this submission a letter from Carr Securities Corp. verifying that I own more than 20,000 shares as of the date of this submission and that I have continuously held the shares for at least one year. I intend to continue to hold these shares through the date of the Meeting. I, either personally or through a representative, also intend to attend the Meeting and present the proposal in this submission in accordance with Ohio law. I am sending this submission via Federal Express and will retain proof of date of delivery, which will be not later than November 20, 2002.

Sincerely,

Jonathan P. Schwartz

Enclosure

Carr Securities Corp.
14 VANDERVENTOR AVENUE • SUITE 210
PORT WASHINGTON, NY 11050

PHONE: 516-944-8300
FAX: 516-944-9029

November 18, 2002

Mr. Jeffrey M. Grinstein, General Counsel
C/o Avalon Holdings, Corporation
1 American Way
Warren, Ohio 44484

Dear Sir:

This letter acts as confirmation to the fact that on January 31, 2001 Mr. Jonathan P. Schwartz had a position of 20,000 shares in the common stock of Avalon Holdings, Corporation. To date he has continuously maintained that position and in fact has added to it. His current position is 31,900 shares.

If you have any questions please call me at (516) 944-9030. Thank you.

Sincerely,

Phyllis Imbriale

Phyllis Imbriale
Controller

RECEIVED
2003 JAN -2 PM 4:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Jonathan P. Schwartz
68 Leonard Street – 2nd Floor
Belmont, Massachusetts 02478

December 31, 2002

VIA FEDERAL EXPRESS (6 copies)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avalon Holdings Corporation (the "Company") Shareholder Proposal – Response to the Company's Letter dated December 18, 2002

Ladies and Gentlemen:

On November 18, 2002, I submitted to the Company a shareholder proposal and supporting statement for presentation at the 2003 Annual Meeting of Shareholders (the "Meeting") of the Company and inclusion in the proxy materials (i.e., the notice of meeting, proxy statement and proxy card) relating to the Meeting, in accordance with the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act'). On December 18, 2002, the Company's counsel submitted to the Commission on behalf of the Company a letter in accordance with Rule 14a-8(j) under the Exchange Act describing why the Company believes the exclusion of my proposal was proper. I am submitting six copies of this letter in response, in accordance with Rule 14a-8(k) under the Exchange Act.

While I respectfully disagree with the bases for exclusion and the characterizations of my proposal set forth in the Company's December 18 letter and believe my proposal to be proper based on past Commission rulings and policy considerations, I am willing to modify my proposal as set forth below to address of the Company's concerns. The intent of my proposal is not to manage the ordinary business operations of the Company, but to urge the Company's Board of Directors to engage in an extraordinary transaction.

Proposed Revised Text of Shareholder Proposal:

"RESOLVED that the shareholders of Avalon Holdings Corporation urge the Board of Directors to arrange for the prompt sale of Avalon Holdings Corporation on a basis which, in the best judgment of the board, results in maximum value for shareholders."

SUPPORTING STATEMENT

"The purpose of the Resolution is to give all Avalon Holdings Corporation ("Avalon") shareholders the opportunity to send a message to the Avalon Board of Directors (the "Board") that they support the prompt sale or liquidation of Avalon. A strong and/or majority vote by the Class A shareholders would indicate to the Board the displeasure felt by the shareholders with shareholder returns produced under current management. Even if it is approved by the majority of the Avalon shares represented and entitled to vote at the annual meeting, the Resolution will not be binding on the Board. However, the proponent believes that if this resolution receives substantial support from the shareholders, the Board may choose to carry out the request set forth in the resolution. A prompt auction of Avalon should be accomplished by any appropriate process the Board chooses to adopt which could include a sale to the highest bidder whether in cash, stock, or a combination of both, or a liquidation of the company, involving the sale of assets to more than one purchaser. The proponent believes that if the resolution is adopted, management and the Board will interpret such adoption as a message from the Company's shareholders that it is no longer acceptable for the Board to continue with its current management plan and strategies and that the Board should undertake to engage in an extraordinary transaction.

I URGE YOUR SUPPORT AND URGE YOU TO VOTE FOR THIS RESOLUTION."

For Proxy Card:

"1. Stockholder Proposal: That the Board of Directors arrange for the prompt sale of Avalon Holdings Corporation on a basis which, in the best judgment of the board, results in maximum value for shareholders.

FOR [ ] AGAINST [ ] ABSTAIN [ ]"

Sincerely,

Jonathan P. Schwartz

cc: Jeffrey M. Grinstein, Esq.

RECEIVED
2003 JAN -9 PM 4:25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

CH &G

CALFEE, HALTER & GRISWOLD LLP

ATTORNEYS AT LAW

Cleveland

Direct Dial No. 216/622-8507
email: jjenkins@calfee.com

January 8, 2003

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avalon Holdings Corporation -- Shareholder Proposal Submitted by Mr. Jonathan P. Schwartz; Securities Exchange Act of 1934, Rule 14a-8(c) and Rule 14a-8(e)

Ladies and Gentlemen:

On December 18, 2002, Avalon Holdings Corporation (the "Company") filed with the Securities and Exchange Commission (the "SEC") notice of its intention to exclude from its 2003 Annual Meeting proxy materials a shareholder proposal and supporting statement (the "First Proposal") submitted by Mr. Jonathan P. Schwartz. On December 31, 2002, Mr. Schwartz submitted a letter to the SEC responding to the Company's December 18th letter. Mr. Schwartz's letter contains a "revised" proposal and supporting statement (the "Second Proposal") which he offers to substitute for the original proposal and supporting statement.

The Company has reviewed Mr. Schwartz's December 31, 2002 letter, including the Second Proposal, and has concluded that the Second Proposal should be omitted from the Company's proxy materials for its upcoming Annual Meeting. Accordingly, the Company requests confirmation that the staff of the Division of Corporation Finance will not recommend any enforcement action if the Company omits the Second Proposal from its proxy materials for the reasons set forth below.

In accordance with Rule 14a-8(j), we are submitting six copies of this letter, which describes why the Company believes exclusion of the Second Proposal is proper. We are also sending a copy of this letter to Mr. Schwartz as notice of the Company's intention to omit the Second Proposal in accordance with Rule 14a-8(j) and, to the extent required, Rule 14a-8(f).

As discussed in greater detail below, this correspondence should not be construed as the Company's acknowledgement or acceptance of the revisions contained in the Second Proposal.

The Second Proposal

The Second Proposal purports to be a revised version of the First Proposal. In fact, the Second Proposal is entirely different from it. It reads as follows:

"RESOLVED, that the shareholders of Avalon Holdings Corporation urge the Board of Directors to arrange for the prompt sale of Avalon Holdings Corporation on a basis which, in the best judgment of the board, results in maximum value for shareholders."

Not surprisingly, the supporting statement for the Second Proposal is also completely different from that included with the First Proposal. A copy of the First Proposal and the Second Proposal and supporting statements were included in the Company's and Mr. Schwartz's prior filings with the SEC. However, for convenience of reference, we are attaching a copies of both proposals and supporting statements as Exhibit A to this letter.

Exclusion of the Second Proposal on Procedural Grounds

Rule 14a-8(f) allows companies to exclude proposals that fail to satisfy one or more of the procedural requirements set forth in Rule 14a-8. Among these procedural requirements are those contained in Rule 14a-8(c), which provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting," and Rule 14a-8(e), which requires a shareholder to submit a proposal not less than 120 days before the date of the proxy statement for the prior year's annual meeting.

As discussed below, the Second Proposal is fundamentally different from the First Proposal submitted by Mr. Schwartz. Moreover, the Second Proposal was not received by the Company until more than a month after the November 20, 2002 deadline for shareholder proposals disclosed in its most recent proxy statement. Therefore, the Company submits that the Second Proposal is excludable under Rule 14a-8(f) because of its failure to comply with the procedural requirements contained in Rule 14a-8(c) and Rule 14a-8(e).

Under the circumstances, the excludability of the Second Proposal on the procedural grounds specified above depends on whether it is properly regarded as a "new" proposal. The

Company submits that it clearly is, and that the revisions to the First Proposal go well beyond the minor, non-substantive changes that the staff has historically permitted proponents to make.

In *Staff Legal Bulletin No. 14* (July 13, 2001) ("SLB 14"), the staff noted that a revised proposal could be excluded as a new proposal "if it is actually a different proposal from the original." SLB 14 goes on to say that the amendments to proposals traditionally permitted by the staff have been limited to those "that are minor in nature and do not alter the substance of the proposal." See also *Exchange Act Release No. 34-12999* (Nov. 22, 1976) (proponent may make "non-substantive changes to his original submission without being considered to have submitted an entirely new proposal.")

On the other hand, the staff has consistently recognized that revised shareholder proposals that differ substantively from originally submitted proposals constitute new proposals. For example, in *Bowl America, Inc.* (September 19, 2000), the staff was confronted with original and revised proposals very similar to those at issue here. The proponent in *Bowl America* attempted to modify his original proposal calling for the board of directors to retain an investment banker to conduct a review of ways to enhance shareholder value. In his revised proposal, which was received after the applicable deadline, the proponent deleted the references to the retention of an investment banker and the review of alternatives and called upon the board to either take the company private or liquidate it. The staff concurred in the Company's position that the differences between the two proposals were sufficient to regard the modified version as an entirely new proposal that could be excluded from the company's proxy materials. See also, *Cisco Systems, Inc.* (September 19, 2002); *Putnam High Income Convertible and Bond Fund* (April 6, 2001); *Sears, Roebuck & Co.* (February 7, 2000); *The Boeing Co.* (February 16, 1999); *Harmonia Bancorp, Inc.* (March 8, 1991); *Texaco, Inc.* (February 29, 1988).

Like the differences involved in the *Bowl America* letter, the numerous differences between the First Proposal and the Second Proposal cannot be said to be either minor or non-substantive. For example:

- The First Proposal calls for the Board to initiate a process involving solicitation of cash offers for the Company's stock or assets that, as the supporting statement makes clear, may or may not lead to an extraordinary transaction. In contrast, the Second Proposal contemplates only an extraordinary transaction, and explicitly urges the Board to "arrange for the prompt sale" of the Company.

- The First Proposal requires the Board to retain an investment banker to assist it in fulfilling the obligations imposed upon it. The Second Proposal contains no such requirement.

- The First Proposal requires a cash offer for the Company's stock or assets to be submitted to shareholders. The Second Proposal does not limit the type of consideration that may be offered in connection with a sale.

- The First Proposal requires the board to complete the solicitation process and to present the highest cash proposal to shareholders within 120 days. The Second Proposal does not specify a time period within which the board must accomplish its mandate to sell the Company.

- The purposes of the two proposals are completely different, a fact that is borne out by the language of their respective supporting statements (which bear little overall resemblance to each other). The supporting statement for the First Proposal says that it "does not mandate the sale of the Company, but proposes a reasonable process to determine the true market value of the Company and to give the shareholders the opportunity to determine the future course of the Company." The supporting statement for the Second Proposal says that "the purpose of the [Second Proposal] is to give all Avalon Holdings Corporation ("Avalon") shareholders the opportunity to send a message to the Avalon Board of Directors (the "Board") that they support the prompt sale or liquidation of Avalon."

In SLB 14, the staff warned that "it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both." The nature and the timing of the changes at issue here are identical to those that in the past have led the staff to concur in the exclusion of proposals on the basis of these rule provisions, and the Company submits that the Second Proposal is excludable in its entirety under Rule 14a-8(c) and Rule 14a-8(e).

The Company is not Acknowledging or Accepting the Second Proposal

Please note that the Company is seeking to exclude the Second Proposal solely on the basis of the procedural requirements of Rule 14a-8 specified above, and this letter should not be construed as the Company's acknowledgement or acceptance of the revisions contained in the Second Proposal. In SLB 14, the Staff included the following question and response about revisions to shareholder proposals that are submitted after a company has submitted its no-action request:

> "If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?

> No, but it may address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request."

In accordance with SLB 14, we hereby notify the staff that the Company intends not to accept or acknowledge the Second Proposal and related supporting statement, and request that the staff not recommend enforcement action if the Company omits (a) the First Proposal and related supporting statement from its 2003 proxy materials based on the views set forth in our letter of December 18, 2002 and (b) the Second Proposal and related supporting statement on the procedural grounds set forth in this letter. If the staff plans to consider the Second Proposal, we request that it notify the Company prior to taking any action, so that the Company can supplement its December 18, 2002 correspondence and respond to the revisions contained in Second Proposal.

If any additional information is required from the Company, please contact Jeffrey M. Grinstein, the Company's General Counsel at (330) 856-8000 or the undersigned.

Very truly yours,

John J. Jenkins

cc: Jeffrey M. Grinstein, Esq.
Lisa R. Wallace, Esq.
Mr. Jonathan P. Schwartz

EXHIBIT A

FIRST PROPOSAL

Jonathan P. Schwartz
68 Leonard Street – 2nd Floor
Belmont, Massachusetts 02478

November 18, 2002

VIA FEDERAL EXPRESS

Mr. Jeffrey M. Grinstein
Secretary
Avalon Holdings Corporation
One American Way
Warren, OH 44484-5555

Re: Submission of Shareholder Proposal for 2003 Proxy Statement

Ladies and Gentlemen:

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, I hereby submit for presentation at the 2003 Annual Meeting of Shareholders (the "Meeting") of Avalon Holdings Corporation (the "Company") and inclusion in the proxy materials (i.e., the notice of meeting, proxy statement and proxy card) relating to the Meeting the following proposal and supporting statement:

Text of Shareholder Proposal:

"RESOLVED: That the shareholders of Avalon Holdings Corporation (the "Company") authorize and direct the Company's Board of Directors to retain an investment bank to solicit offers for the purchase of the Company's stock or assets, and that the Board of Directors, within 120 days from the date of the approval of this resolution, is directed to present the highest cash offer to purchase the Company's stock or assets to the shareholders for their acceptance or rejection of such offer."

Supporting Statement:

"According to publicly filed documents, on December 31, 1998, the Company had cash and cash equivalents of $22,274,000, equal to approximately $5.85 per share. On September 30, 2002, the Company's cash and cash equivalents (including non-current investments) had declined to $8,427,000. The investments the Company has made have not produced results which justify this use of cash. As a result, shareholder value has diminished. The Company has invested more than $10,700,000 in improvements to a golf course and clubhouse owned by the Company and to the Company's corporate headquarters. The golf course produced only $184,000 in operating income during the strong, summer quarter ended September 30, 2002. It has not provided, and lacks visibility of providing, a return justifying this use of Company cash. Corporate boards on which I have served have had stringent rate of return requirements for the approval of capital investments. Judging from results of the investments it has approved, Avalon Holding Corporation's board of directors appears to be a "rubber stamp" for the agenda of Mr. Ronald E. Klingle, the Company's Chairman and Chief Executive Officer since June 1998. Since December 31, 1998, the company has invested $18,480,000 (equal to approximately $4.85 per share) in its businesses without producing results which will maintain, let alone, increase, shareholder value. Allocation of capital by the Company's board of directors has been very disappointing. We believe it is essential that the board of directors focus its attention on maximizing shareholder value in order to preserve the diminished value that remains. We believe this can be accomplished with the assistance of an investment bank retained by the Company to solicit offers on behalf of the Company for the purchase of the Company's stock or assets. The highest cash offer would then be presented to Company's shareholders for their acceptance or rejection. This proposal does not mandate the sale of the Company, but proposes a reasonable process to determine the true market value of the Company and to give the shareholders the opportunity to determine the future course of the Company. Strong support for this proposal would send a signal to the board of directors that shareholders are dissatisfied with its performance. We urge you to vote FOR this proposal."

For Proxy Card:

"1. Authorize and direct Board of Directors to retain an investment bank to solicit offers for the Company's stock or assets and to present highest cash offer to shareholders within 120 days.

FOR [ ] AGAINST [ ] ABSTAIN [ ]"

I currently own 31,900 shares of Class A Common Stock of the Company, which have a market value of over $2,000. I hold these shares through my broker, Carr Securities Corp. I have included with this submission a letter from Carr Securities Corp. verifying that I own more than 20,000 shares as of the date of this submission and that I have continuously held the shares for at least one year. I intend to continue to hold these shares through the date of the Meeting. I, either personally or through a representative, also intend to attend the Meeting and present the proposal in this submission in accordance with Ohio law. I am sending this submission via Federal Express and will retain proof of date of delivery, which will be not later than November 20, 2002.

Sincerely,

Jonathan P. Schwartz

Enclosure

Carr Securities Corp.
14 VANDERVENTOR AVENUE • SUITE 210
PORT WASHINGTON, NY 11050

PHONE: 516-944-8300
FAX: 516-944-9029

November 18, 2002

Mr. Jeffrey M. Grinstein, General Counsel
C/o Avalon Holdings, Corporation
1 American Way
Warren, Ohio 44484

Dear Sir:

This letter acts as confirmation to the fact that on January 31, 2001 Mr. Jonathan P. Schwartz had a position of 20,000 shares in the common stock of Avalon Holdings, Corporation. To date he has continuously maintained that position and in fact has added to it. His current position is 31,900 shares.

If you have any questions please call me at (516) 944-9030. Thank you.

Sincerely,

Phyllis Imbriale

Phyllis Imbriale
Controller

SECOND PROPOSAL

Jonathan P. Schwartz
68 Leonard Street – 2nd Floor
Belmont, Massachusetts 02478

December 31, 2002

VIA FEDERAL EXPRESS (6 copies)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avalon Holdings Corporation (the "Company") Shareholder Proposal – Response to the Company's Letter dated December 18, 2002

Ladies and Gentlemen:

On November 18, 2002, I submitted to the Company a shareholder proposal and supporting statement for presentation at the 2003 Annual Meeting of Shareholders (the "Meeting") of the Company and inclusion in the proxy materials (i.e., the notice of meeting, proxy statement and proxy card) relating to the Meeting, in accordance with the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act'). On December 18, 2002, the Company's counsel submitted to the Commission on behalf of the Company a letter in accordance with Rule 14a-8(j) under the Exchange Act describing why the Company believes the exclusion of my proposal was proper. I am submitting six copies of this letter in response, in accordance with Rule 14a-8(k) under the Exchange Act.

While I respectfully disagree with the bases for exclusion and the characterizations of my proposal set forth in the Company's December 18 letter and believe my proposal to be proper based on past Commission rulings and policy considerations, I am willing to modify my proposal as set forth below to address of the Company's concerns. The intent of my proposal is not to manage the ordinary business operations of the Company, but to urge the Company's Board of Directors to engage in an extraordinary transaction.

Proposed Revised Text of Shareholder Proposal:

"RESOLVED that the shareholders of Avalon Holdings Corporation urge the Board of Directors to arrange for the prompt sale of Avalon Holdings Corporation on a basis which, in the best judgment of the board, results in maximum value for shareholders."

SUPPORTING STATEMENT

"The purpose of the Resolution is to give all Avalon Holdings Corporation ("Avalon") shareholders the opportunity to send a message to the Avalon Board of Directors (the "Board") that they support the prompt sale or liquidation of Avalon. A strong and/or majority vote by the Class A shareholders would indicate to the Board the displeasure felt by the shareholders with shareholder returns produced under current management. Even if it is approved by the majority of the Avalon shares represented and entitled to vote at the annual meeting, the Resolution will not be binding on the Board. However, the proponent believes that if this resolution receives substantial support from the shareholders, the Board may choose to carry out the request set forth in the resolution. A prompt auction of Avalon should be accomplished by any appropriate process the Board chooses to adopt which could include a sale to the highest bidder whether in cash, stock, or a combination of both, or a liquidation of the company, involving the sale of assets to more than one purchaser. The proponent believes that if the resolution is adopted, management and the Board will interpret such adoption as a message from the Company's shareholders that it is no longer acceptable for the Board to continue with its current management plan and strategies and that the Board should undertake to engage in an extraordinary transaction.

I URGE YOUR SUPPORT AND URGE YOU TO VOTE FOR THIS RESOLUTION."

For Proxy Card:

"1. Stockholder Proposal: That the Board of Directors arrange for the prompt sale of Avalon Holdings Corporation on a basis which, in the best judgment of the board, results in maximum value for shareholders.

FOR [ ] AGAINST [ ] ABSTAIN [ ]"

Sincerely,

Jonathan P. Schwartz

cc: Jeffrey M. Grinstein, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avalon Holdings Corporation
Incoming letter dated December 18, 2002

The first proposal directs Avalon's board of directors to retain an investment banker to solicit offers for the purchase of Avalon's stock or assets. The second proposal urges Avalon's board of directors to sell Avalon.

There appears to be some basis for your view that Avalon may exclude the first proposal under rule 14a-8(i)(7), as relating to ordinary business operations. Accordingly, the Division will not recommend enforcement action to the Commission if Avalon omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Avalon relies.

There appears to be some basis for your view that Avalon may exclude the second proposal under rule 14a-8(e)(2) because Avalon received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Avalon omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Avalon relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor